Exhibit 1

NED SHERWOOD URGES CHINACAST STOCKHOLDERS TO VOTE TODAY ON THE GREEN PROXY CARD

- Sets the record straight with respect to recent management statements

NEW YORK, Jan. 9, 2012 – Ned Sherwood, a major stockholder of ChinaCast Education Corporation (Nasdaq GS: CAST), today issued a response to the Company’s press release dated January 6, 2012 in which the Company has asserted that if Mr. Sherwood is elected to the Company’s Board he will be deemed to serve as Fir Tree’s designee to the Board:

“I am running for election to the Company’s Board in my own capacity, and not as Fir Tree’s or anyone else’s designee. My proxy solicitation was not done for the benefit of Fir Tree. I am committed to representing all stockholders on the Board. Mr. Ron Chan, the Company’s CEO, and all members of the Board are fully aware of these facts.

The Company has acknowledged in a supplement to its proxy statement, filed with the U.S. Securities Exchange Commission on December 8, 2011, that it does not recognize me as Fir Tree’s designee (hence shrinking the Board to six directors so that Fir Tree could name a seventh director). In fact, the Company stated in such document that:

“ChinaCast intends to honor its obligations under the Fir Tree Agreement by requesting that Fir Tree designate a replacement for Ned Sherwood to serve as a member of the Board in accordance with the terms of the Fir Tree Agreement. Due to timing considerations, ChinaCast believes that the new Fir Tree Designee to the Board will be elected by the Board following the Annual Meeting. At such time, the size of the Board will be increased to seven to include the new Fir Tree Designee.”

After removing me from the Company’s slate and calling for Fir Tree to submit a replacement designee to be added to the Board after the annual meeting, Mr. Chan now claims that, notwithstanding all that, if I get elected as a result of personal efforts to solicit proxies then I somehow will be deemed to continue as the Fir Tree designee. Under Mr. Chan’s logic, “heads he wins, tails stockholders lose”?

In my opinion, the Company’s January 6 press release is just another example of CAST management trying at this late date to reshape history to further entrench themselves at the expense of stockholders. The Company is trying to confuse the issue at the eleventh hour by suggesting that their prior disclosure filed with the SEC was wrong and that they would deem me to be the Fir Tree designee.

I encourage all stockholders to vote the GREEN card and elect my slate of Derek Feng, Daniel Tseung and myself.”

ChinaCast’s annual meeting of stockholders will be held on Tuesday, January 10, 2012 at 9:00 a.m. Beijing Standard Time, which is tonight at 8:00 p.m. U.S. Eastern Standard Time.

ChinaCast stockholders are urged to protect their best interests by electing the three highly qualified, independent nominees on the GREEN proxy card.

Stockholders with any questions or that need assistance in voting the GREEN proxy card should please call the firm assisting in the solicitation of GREEN proxies, Innisfree M&A Incorporated, toll-free at (888) 750-5834 (banks and brokers call collect at (212) 750-5833).

Gibson, Dunn & Crutcher LLP is acting as legal advisor to Mr. Sherwood.

Important Information

SECURITY HOLDERS ARE ADVISED TO READ THE DEFINITIVE PROXY STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES BY NED SHERWOOD, ZS EDU L.P., ZS EDU GP LLC, ROBERT HORNE AND THE NOMINEES FROM THE STOCKHOLDERS OF CHINACAST EDUCATION CORPORATION (THE “ISSUER”) FOR USE AT THE ISSUER’S ANNUAL MEETING BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. INVESTORS CAN GET THE DEFINITIVE PROXY STATEMENT AND OTHER RELEVANT DOCUMENTS, AT NO CHARGE, AT THE SEC’S WEBSITE AT HTTP://WWW.SEC.GOV.

Contact:

Innisfree M&A Incorporated

Scott Winter, 212-750-5833

2